SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 31 October 2014

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (the "Group")

Interim Management Statement

Trading in line with expectations and strong capital generation continues

31 October 2014

Trading
The Group has continued to trade in line with its expectations in the period since 30 June 2014.

The positive economic environment in our key markets of Ireland and the UK has, amongst other things, benefited collateral values and new business origination.

As anticipated, the Group's net interest margin (NIM) has increased further in the third quarter, and we achieved a NIM of approximately 208 bps during the period. Lower funding costs and the positive impact of new lending volumes at higher margins are both contributing to the improvement. ELG fees are reducing in line with expectations.

Fees and other income are broadly in line with the first half of 2014.

The Group remains focussed on tight cost control while continuing to invest in our people, businesses and infrastructure.

The Group has now concluded its discussions with staff and, where appropriate, staff representative bodies regarding a future career and remuneration framework, which should assist with the Group and its employees having a single Group wide career framework with increased flexibility and a sustainable remuneration structure going forward. The IBOA Trade Union has recommended acceptance of the framework to a ballot of its members employed by the Group.

The bank levy of €38 million was paid to the Irish State in October 2014.

Asset quality

Asset Quality trends have continued to improve in line with our expectations. This reflects the work we are doing with our customers, the continuing improvement in the Irish and UK economies and the ongoing improvements in collateral values.

Total defaulted loans across our portfolios continue to decline. Notwithstanding currency impacts in relation to UK assets, we have reduced the volume of defaulted loans by €1.9 billion from 30 June 2013 to a level of €16.4 billion at 30 September 2014.

Irish mortgage early and default arrears continued to reduce in the third quarter, with reductions achieved in both Owner Occupied and Buy to Let mortgage books. The Group continues to keep under review its provisioning assumptions on its Irish residential mortgage books.

Supported by the actions we have been and are taking, we expect asset quality trends to continue to improve and we anticipate further reductions in impairment charges towards more normalised levels.

Balance sheet

The Group's customer loan volumes were €83.3 billion at the end of September 2014, compared to €83.4 billion at the end of June 2014, partially reflecting the c.3% increase in the value of sterling since June 2014. Repayments, redemptions and asset sales continued to exceed new lending during the third quarter, albeit the quantum of gross new lending has continued to increase.

Customer deposits were c.€75 billion at the end of September 2014, a marginal increase on the volume at June 2014, giving rise to a loan to deposit ratio of 111%.

Wholesale funding reduced from €23 billion at June 2014 to c.€21 billion at the end of September 2014, of which €5 billion was Monetary Authority funding including €2.7 billion related to NAMA senior bonds.

The IAS 19 accounting required discount rate for the Group's sponsored defined benefit pension schemes has reduced since June 2014 with a consequent increase in the IAS 19 defined benefit pension schemes' liabilities and deficits, notwithstanding an increase in the values of the assets of the schemes during the same period.

Capital

As announced on 26 October 2014, the Group passed the ECB Comprehensive Assessment with substantial capital buffers.

The Group continues to generate capital at a significant pace with a further increase of 90bps in our transitional Common Equity Tier 1 (CET 1) ratio during the third quarter to 14.1% at the end of September 2014, compared to 13.2% at the end of June 2014 and a pro-forma ratio of 12.3% on 1 January 2014.

The Group's Total Capital ratio was 17.5% at the end of September 2014, compared to 16.4% at the end of June 2014.

The Group's fully loaded CET 1 ratio (excluding the 2009 preference shares) was 8.3% at the end of September 2014, an increase of 200 bps since December 2013. On a fully loaded basis (including the 2009 preference shares), the Group's CET 1 ratio was 11.0% at the end of September 2014, compared to 10.0% at the end of June 2014 and 9.0% at December 2013.

The increase in our capital ratios during the period reflects our trading performance1, a more efficient capital structure in our life assurance subsidiary (which improved the Group's transitional CET 1 ratio by c.25bps) and a modest reduction in risk weighted assets.

The Group continues to expect to maintain a buffer over a CET 1 ratio of 10 per cent on a Basel III transitional basis, while prioritising the capital we are generating towards facilitating the de-recognition of the €1.3 billion of 2009 Preference Stock between January 2016 and July 2016.

Ends

For further information please contact:

Bank of Ireland

Andrew Keating                                           Group Chief Financial Officer                                                      +353 (0)766 23 5141

Mark Spain                                                    Director of Group Investor Relations                                         +353 (0)766 23 4850

Pat Farrell                                                       Head of Group Communications                                                +353 (0)766 23 4770

1Capital ratios have been presented including the benefit of the retained profit for the third quarter of 2014.

Forward Looking Statement

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the 'Group') plans and its current goals and expectations relating to its future financial condition and performance, the markets in which it operates, and its future capital requirements. These forward-looking statements often can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as 'may,' 'could,' 'should,' 'will,' 'expect,' 'intend,' 'estimate,' 'anticipate,' 'assume,' 'believe,' 'plan,' 'seek,' 'continue,' 'target,' 'goal,' 'would,' or their negative variations or similar expressions identify forward-looking statements, but their absence does not mean that a statement is not forward looking. Examples of forward-looking statements include among others, statements regarding the Group's near term and longer term future capital requirements and ratios, level of ownership by the Irish Government, loan to deposit ratios, expected impairment charges, the level of the Group's assets, the Group's financial position, future income, business strategy, projected costs, margins, future payment of dividends, the implementation of changes in respect of certain of the Group's pension schemes, estimates of capital expenditures, discussions with Irish, United Kingdom, European and other regulators and plans and objectives for future operations.

Such forward-looking statements are inherently subject to risks and uncertainties, and hence actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following: geopolitical risks, such as those associated with crises in the Middle East and increasing political tensions in respect of the Ukraine, which could potentially adversely impact the markets in which the Group operates; concerns on sovereign debt and financial uncertainties in the EU and in member countries and the potential effects of those uncertainties on the Group; general and sector specific economic conditions in Ireland, the United Kingdom and the other markets in which the Group operates; the ability of the Group to generate additional liquidity and capital as required; any further capital or other assessments undertaken by regulators; property market conditions in Ireland and the United Kingdom; the potential exposure of the Group to various types of market risks, such as interest rate risk, foreign exchange rate risk, credit risk and commodity price risk; deterioration in the credit quality of the Group's borrowers and counterparties, as well as increased difficulties in relation to the recoverability of loans and other amounts due from such borrowers and counterparties, have resulted in significant increases, and could result in further significant increases, in the Group's impaired loans and impairment provisions; implications of the Personal Insolvency Act 2012 and measures introduced by the Central Bank of Ireland to address mortgage arrears on the Group's distressed debt recovery and impairment provisions; The impact on lending and other activity arising from the emerging macro prudential policies; the performance and volatility of international capital markets; the effects of the Irish Government's stockholding in the Group (through the NPRFC) and possible changes in the level of such stockholding; the impact of downgrades in the Group's or the Irish Government's credit ratings or outlook; the stability of the Eurozone; changes in the Irish and United Kingdom banking systems; changes in applicable laws, regulations and taxes in jurisdictions in which the Group operates particularly banking regulation by the Irish and United Kingdom Governments together with implementation of the Single Supervisory Mechanism and establishment of the Single Resolution Mechanism and the conduct and outcomes of asset quality reviews and stress tests; the exercise by regulators of powers of regulation and oversight in Ireland and the United Kingdom; the introduction of new government policies or the amendment of existing policies in Ireland or the United Kingdom; the outcome of any legal claims brought against the Group by third parties or legal or regulatory proceedings or any Irish banking inquiry more generally, that may have implications for the Group; the development and implementation of the Group's strategy, including the implications of the continuing obligations components of the Group's revised EU Commission restructuring plan and the Group's ability to achieve net interest margin increases and cost reductions; the responsibility of the Group for contributing to compensation schemes in respect of banks and other authorised financial services firms in Ireland, the United Kingdom and the Isle of Man that may be unable to meet their obligations to customers; the inherent risk within the Group's life assurance business involving claims, as well as market conditions generally; potential further contributions to the Group sponsored pension schemes if the value of pension fund assets is not sufficient to cover potential obligations; the exposure of the Group to NAMA losses in the event that NAMA has an underlying loss at the conclusion of its operations, which could adversely impact the Group's capital and results of operations; the impact of the continuing implementation of significant regulatory developments such as Basel III, Capital Requirements Directive (CRD) IV, Solvency II and the Recovery and Resolution Directive; and the Group's ability to address weaknesses or failures in its internal processes and procedures including information technology issues and equipment failures and other operational risks.

Nothing in this document should be considered to be a forecast of future profitability or financial position and none of the information in this document is or is intended to be a profit forecast or profit estimate. Any forward-looking statement speaks only as at the date it is made. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 31 October 2014